

A.T Food Group Inc. (the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Inception to January 21, 2025

TABLE OF CONTENTS




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954-399-1914

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INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: A.T Food Group Inc., Management:

We have reviewed the accompanying financial statements of A.T Food Group Inc. "the Company" which comprise the balance sheets as of January 21, 2025 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter on a Predecessor Entity:
A.T. Food Group Inc. ("the Company") was incorporated in Delaware on January 21, 2025, and acquired all outstanding interests in Artisan Tropic, LLC and Natural Trading Co. LLC, as well as an 80% ownership interest in Grupo Colnatu S.A.S. (the "Predecessor Companies"), thereby becoming their parent holding company and consolidated reporting entity.

RNB Capital LLC

Tamarac, FL
September 19, 2025


A.T FOOD GROUP INC.
BALANCE SHEET


AS OF JANUARY 21,		**2025**
TOTAL ASSETS	$	-
LIABILITIES AND EQUITY		
TOTAL LIABILITIES	$	-
EQUITY		
Common Stock, $0.00001 par value;		
1,000,000 shares authorized; 812,500		
shares issued and outstanding	$	8
Additional Paid-in Capital		9,992
Retained Earnings (Deficit)		(10,000)
TOTAL EQUITY	$	-
TOTAL LIABILITIES AND EQUITY	$	-


See Accompanying Notes to these Unaudited Financial Statements


A.T FOOD GROUP INC.
STATEMENT OF OPERATIONS

YEAR ENDED JANUARY 21,		2025
Operating Expenses		
General and Administrative Expense		10,000
Total Operating Expenses		**10,000**
Total Loss from Operations	$	**(10,000)**
Net Income (Loss)	$	**(10,000)**

See Accompanying Notes to these Unaudited Financial Statement

A.T FOOD GROUP INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

| | Common Stock | | | Retained Earnings | Total Shareholders' |
	# of Shares	$ Amount	APIC	(Deficit)	Equity
Beginning balance at 1/1/25	812,500	-	-	-	-
Issuance of Common Stock	-	8	9,992	-	10,000
Net income (loss)	-	-	-	(10,000)	(10,000)
Ending balance at 01/21/2025	812,500	8	9,992	(10,000)	-

See Accompanying Notes to these Unaudited Financial Statements

A.T FOOD GROUP INC.
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31,		2024
OPERATING ACTIVITIES		
Net Income (Loss)	$	(10,000)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Net Cash provided by (used in) Operating Activities	$	(10,000)
INVESTING ACTIVITIES		
Net Cash provided by (used in) Investing Activities	$	-
FINANCING ACTIVITIES		
Common Stock		10,000
Net Cash provided by (used in) Financing Activities	$	10,000
Cash at the beginning of period		-
Net Cash increase (decrease) for period	$	-
Cash at end of period	$	-

See Accompanying Notes to these Unaudited Financial Statements

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NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

A.T. Food Group, Inc. ("the Company") was incorporated in Delaware on January 21, 2025. The Company operates as a holding entity in the natural and specialty foods industry. Its core business activities include the sourcing, manufacturing, distribution, and marketing of tropical snack products, primarily plantain and cassava chips.

The Company's operations integrate manufacturing in Colombia with distribution channels in the United States, supplying both branded and private label products to major retailers and natural food outlets. This structure is designed to address consumer demand for healthy snack alternatives in domestic and international markets.

In 2025, the Company intends to initiate a Regulation Crowdfunding ("Reg CF") campaign to raise operating capital in support of its growth strategy.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year end is December 31. As of January 21, 2025, the financial statements reflect only the inception and formation activities of A.T. Food Group Inc. ("the Company"). As of January 21, 2025, the Company has no interests in variable interest entities.

Basis of Consolidation

The accompanying financial statements as of January 21, 2025, reflect only the inception and formation activities of A.T. Food Group Inc. ("the Company"). On that same date, the Company acquired all outstanding interests in Artisan Tropic, LLC and Natural Trading Co. LLC, and an 80% controlling interest in Grupo Colnatu S.A.S., thereby establishing itself as the parent holding company of these entities. Accordingly, subsequent reporting periods will include the consolidation of these subsidiaries, with all significant intercompany transactions eliminated in consolidation.

Basis of Consolidation – Foreign Operations

As of January 21, 2025, A.T. Food Group Inc. ("the Company") had acquired 80% interest in Grupo Colnatu S.A.S., an entity incorporated and operating in Colombia. Future consolidated financial statements of the

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Company will include the accounts and operations of this foreign subsidiary. Operations outside the United States are subject to risks inherent in operating under different legal systems and various political and economic environments, including changes in tax laws, limitations on foreign investment and income repatriation, and foreign exchange controls. The Company does not engage in hedging activities to mitigate exposure to fluctuations in foreign currency exchange rates.

Foreign Currency Translation

The functional currency of the foreign subsidiary, Grupo Colnatu S.A.S., is the Colombian peso. In future consolidated financial statements of the Company, the financial statements of Grupo Colnatu S.A.S. will be translated into U.S. dollars, with balance sheet accounts translated at the exchange rates in effect at the balance sheet date and income statement amounts translated at the average exchange rate for the reporting period. Cumulative translation adjustments will be recorded separately in equity. Foreign currency transaction gains and losses resulting from exchange rate fluctuations on transactions denominated in currencies other than the functional currency will be included in other income (expense) in the consolidated statement of operations.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

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There were no material items that were measured at fair value as of January 31, 2025.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $0 in cash as of January 21, 2025.

Revenue Recognition

No revenue was generated by the Company during its inception period. In future reporting periods, as the Company consolidates its subsidiaries, revenue recognition will be accounted for in accordance with ASC 606, "Revenue Recognition," following the five-step procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company expects to generate revenues primarily through the sale of tropical snack products, including plantain and cassava chips, as well as supplying private label snack products to major U.S. retailers and other external customers. Payments are typically received within 30 to 60 days of invoicing under standard credit terms.

The Company's primary performance obligation will be the delivery of snack products in accordance with agreed-upon specifications and quantities. Revenue will be recognized at the point in time when control of the products transfers to the customer, generally upon shipment or delivery in accordance with the terms of sale.

Coincident with revenue recognition, the Company will establish a liability for expected product returns and record an asset (with a corresponding adjustment to cost of sales) for its right to recover products from customers on settlement of the refund liability.

General and Administrative

During the inception period, general and administrative expenses primarily consisted of formation and organizational costs incurred to establish the Company.

Income Taxes

The Company, formed on January 21, 2025, had no operations, taxable income, or filing requirements as of inception. Accordingly, the Company was not required to file federal or state income tax returns for the period, and no provision for income taxes has been recorded in the accompanying financial statements. Management has evaluated the Company's tax positions and determined that there are no uncertain tax positions requiring recognition or disclosure under ASC 740, Income Taxes.

Recent Accounting Pronouncements

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The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. As of January 21, 2025, no related party transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

As of January 21, 2025, the Company had no outstanding trade or nontrade debts.

NOTE 6 – EQUITY

The Company has authorized 1,000,000 of common shares with a par value of $0.00001 per share. 812,500 shares were issued and outstanding as of January 21, 2025.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company had evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through September 19, 2025, the date these financial statements were available to be issued.

On September 15, 2025, the Company signed a non-binding term sheet with RSF Social Finance for a proposed working capital term loan of up to $1.5 million, with a 48-month term (12 months interest-only, 36 months

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principal plus interest at RSF Prime + 1.65%). The loan would be secured by a first position UCC-1 on all assets and require guaranties, a debt service reserve, and compliance with extensive financial, reporting, and restrictive covenants.